UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0406

         DIVISION OF
CORPORATION FINANCE
      	October 28, 2005

via facsimile and U.S. Mail

Mitchell Koulouris
Chief Executive Officer
Digital Music Group, Inc.
1545 River Park Drive, Suite 210
Sacramento, California 95815

Re:  	Digital Music Group, Inc.
	Form S-1 filed September 29, 2005
	File No. 333-128687

Dear Mr. Koulouris:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
General
1. We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendments when they are included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.


2. We also note that you intend to provide several of the exhibits to your registration statement in your next amendment. Similar to our preceding comment, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information.
We may have additional comments after reviewing this additional information.
3. We note numerous spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. See Section II.A.7 of SEC Release 33-6714.
Also,
confirm that you have not circulated copies of the registration statement and will not circulate until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in Reliance upon Rule 430A.

Pending Confidential Treatment Requests
4. Please note that we will send you a separate letter that will include our comments on your requests for confidential treatment shortly. Please note that the confidential treatment comments must be resolved before the registration statement can be declared effective.
Inside Front Cover Page
5. Please provide us with any artwork or graphics that you intend to use. Provide us with sufficient time to review and comment on these graphics. Inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations. See Corporation Finance Current Issues Outline, March
31, 2001 Quarterly Update, Section VIII.

Prospectus Cover Page
6. We note that you expect that the shares will be quoted on the Nasdaq National Market. Please tell us the status and timing of your application with Nasdaq.
7. Please revise the table to show the net proceeds that the company will receive after deducting related expenses. Refer to Item 501(b)(3) of Regulation S-K.






Summary, page 1
8. Please provide a discussion of the relationships of the entities before and after the offering at the onset. Although it is provided throughout the registration statement, it would assist the investor in understanding the logistics of the company and its acquisitions.
9. Provide us with copies of all of the studies to which you refer in this section and throughout your registration statement. Also, tell us whether these studies are publicly available and whether there is a fee for obtaining the studies.

10. Please include any material developments regarding the concurrent acquisition of Digital Musicworks International, Inc. and the assets of Rio Bravo Entertainment LLC in the summary and corresponding sections.

11. It appears that the acquisition of Digital Musicworks
International, Inc. and certain assets of Rio Bravo Entertainment
LLC
was a related-party transaction that could not be conducted by "arms-length negotiations." Accordingly, please remove this language.

The Offering, page 3

Use of Proceeds, page 3
12. Please revise your disclosure in the Use of Proceeds section here and on page 14 consistent with your disclosure in other sections of the prospectus. As a general matter, if known, you should describe the "general corporate purposes" for which you intend to use the proceeds of this offering. To the extent you intend to use the proceeds to develop your processing and accounting operations, repay indebtedness and expand your royalty payment systems as you indicate on pages 19 and 20, please disclose the amount of the proceeds that you intend to use for each such purpose. With respect to any indebtedness that you will repay, you should disclose the interest rate and maturity of such indebtedness.

Risk Factors, page 4
13. Please evaluate each of your subheadings and the text that follows to ensure that your risk factors clearly and specifically state the material risk to investors. If a risk factor is included in your prospectus, you should describe the risk and its result clearly and concretely and include the nature of the specific risk or harm in your subheadings. Readers should be able to read the risk factor headings and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you.
Refrain from merely stating facts or describing events that may occur
in the future in your subheadings.
14. Please revise your risk factor section to avoid language like "adverse effect," "adversely affect," "we cannot assure" or "there can be no assurance."  State specifically how the risk may affect
your results of operations or financial condition.   The real risk
is
that the event will occur; it is not your inability to prevent it.
15. We note that your risk factors, for the most part, could apply to any company within your industry classification. Please specifically tailor your risks so that they apply to your company in particular.

We do not control the prices of our music recordings charged to consumers, page 6
16. Please briefly describe the terms "frontline," "mid-line" or "budget."

There are no assurances that other parties do not also have digital rights, page 6
17. We note that you have encountered at least one instance where you purchased rights that you already held. Please disclose what occurred in that instance.

We have limited term agreements with the online music stores that sell, page 7
18. We note that you have received more than 80% of your revenue since inception from iTunes. Please disclose the revenue figure. In addition, please briefly provide terms of the agreement with iTunes.
19. Likewise, the notes to the financial statements indicate that four customers accounted for approximately 62%, 13%, 12% and 11%, respectively, of your accounts receivables balance at December 31, 2004. Please identify these customers and include risk factor disclosure regarding the risks associated with the concentration of your accounts receivable balance with four customers.

The loss of one or more of our key personnel, page 8
20. Please identify your key personnel in this section. In addition, please disclose whether you have key person insurance.

If the Internet and portable digital music players cease to be the medium, page 9
21. Please identify the industry source that states that approximately 1% of music was purchased by digital downloads in 2004.

Intellectual property claims against us could be costly and result in the loss, page 9
22. Please tell us whether you have any pending litigation claims.

Increased costs associated with corporate governance compliance, page
12
23. Please disclose how this is a risk factor and not merely a statement of fact for any public reporting company.

Selected Pro Forma Combined Financial Data, page 18

24. We note you presented unaudited selected combined pro forma financial data for the period from inception to December 31, 2004, the period from inception to June 30, 2004 and the six months ended
June 30, 2005, on a pro forma combined basis assuming the completion of the acquisition of Digital Musicworks International, Inc. (DMI) and certain assets to be acquired from Rio Bravo Entertainment LLC (Rio Bravo). Pursuant to Item 301 of Regulation S-K, please remove your current disclosure and separately disclose the historical selected financial data for DMI, the accounting acquirer, and the historical carve-out financial statements for the assets acquired from Rio Bravo. See second comment under Index to the Financial Statements below.
Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 19

25. We note your discussion is a pro forma combined analysis assuming the completion of the acquisitions. The MD&A should be prepared on an individual historical entity basis. Pursuant to Item 303 of Regulation S-K, please remove your current disclosure and include a discussion on the individual results of DMI and the carve-out financial statements for the assets acquired from Rio Bravo. In the introductory paragraph to your MD&A section, you should explain the reasons why your analysis is based on individual results of DMI and certain assets to be acquired from Rio Bravo as opposed to DMG.

26. We note you entered into several content acquisition agreements.
Please tell us why you believe an acquisition of this type does not constitute an acquisition of a business as defined under Rule 11-
01(d) of Regulation S-X.

Results of Operations, page 23
27. Expand your "Overview" to include management`s perspective on the
business.   Use this section to provide an executive level
overview
of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company`s executives focus on in evaluating financial condition and operating performance. Disclose the factors that management looks at in assessing the strength or weakness of your business. Disclose the material risks and challenges facing your company and how management will deal with these issues. For example, disclose the challenges that you face given your substantial operating expenses and the fact that you expect that these expenses will continue to increase. Disclose also how you will deal with these challenges. Refer to Release 33-8350 on our website at www.sec.gov.

Critical Accounting Policies and Estimates, page 21

28. The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

      Please refer to FRC Section 501.14 for further guidance.

Acquisition Costs for Digital Music Rights, page 22

29. We note you amortize the acquisition costs of acquiring or licensing the digital rights to music recordings using the straight-line method over the shorter of the term of the related agreement or seven years. Please address the following:

a. Elaborate on the extent to which amortization expenses are attributable to the term of the related agreements or the seven year period for each period presented.
b. Tell us and disclose how you determined that seven year period reasonably relates the amount of amortization to the revenue expected to be generated.
c. Tell us and disclose your basis for amortizing these costs using the straight-line method.
d. Provide a sensitivity analysis as to how much your amortization expense would fluctuate if the amortization period were shorter than
7 years.

Results of Operations, page 23

30. Please specify the inception date under each column heading.



Selected Quarterly Results of Operations, page 26

31. We note you provided selected quarterly results of operations on a combined pro forma basis. Please revise your presentation to disclose the historical selected quarterly results of DMI and the carve-out financial statements for the assets acquired from Rio Bravo on an individual basis or remove this information.

Qualitative and Quantitative Disclosures About Market Risk, page
29

32. Please specify whether or not you currently hold any of the investments discussed in this section. If so, please provide the required analysis of the risk.

Business, page 30

33. In the first paragraph, you indicated you acquired more than half
of the 200,000 music recordings in digital format in September
2005.
Please clarify the entity acquiring these music recordings and disclose this acquisition in the notes to financial statements as a
subsequent event.   In addition, explain how you plan to account
for
the acquisition(s), and whether the recordings acquired constitute a business as defined under Rule 11-01(d) of Regulation S-X.

Our Company, page 30
34. We note that you have included a list of your customers. Please disclose why you selected these customers. To the extent that these are your significant customers based on revenues, please so state. In this regard, please note that the inclusion of well-known customers because of their name recognition generally is not appropriate. Rather, you must have a set of neutral criteria and include the names of all customers meeting these criteria.
35. We note that you rely on the reporting of the online music stores to determine your revenue, which is typically provided to you 30 days following the end of the month or quarter depending on the particular store. Please tell us the type of measures taken to determine the accuracy of your revenue.

Content Acquisition and Revenue, page 33
36. Disclose the relative benefits and detriments of each type of contract. Disclose also the percentage of your revenue generated under each type of contract.
37. Identify any provider that accounts for in excess of 10% of your content. Include risk factor disclosure regarding your substantial dependence on such supplier. Any agreement with such supplier should be filed as an exhibit to the registration statement.

Intellectual Property, page 37
38. Please disclose the duration and effect of all trademarks, patents, and licenses held. Refer to Item 101(c)(1)(iv) of Regulations S-K.

Management, page 38
39. Please disclose the reason why Mr. Rees will cease to be one of your directors upon the completion of this offering.
40. Please provide a more detailed description, including time periods employed in various positions, for the recent business experience of each of the directors and senior management. Executive Compensation, page 41
41. Please clarify if the executive officers are receiving compensation based on all the related entities or just Digital Music
Group, Inc.
Certain Relationships and Related Transactions, page 44
42. Please disclose the type and the value of the services rendered by Messrs Colmar, Haigler, Trust, Koulouis, Rees, and Trier. Description of Capital Stock, page 48
43. Please identify the "representative of the underwriter."
Underwriting, page 66
44. Disclose whether the underwriters have any present intent to release the lock-ups early. If so, disclose the factors to be considered in making any such determination.
45. Tell us and briefly disclose in the prospectus whether you intend to use any means of distributing or delivering the prospectus other than by hand or the mails, such as various means of electronic delivery. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than printed prospectuses, such as CD- ROMs, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No.
33-7233 and No. 33-7289.  We may have additional comments.

46. Furthermore, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.
47. Tell us whether the underwriters may offer the shares electronically. Also, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of
Section 5 of the Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.

Where You Can Find More Information, page 56
48. Revise the address for the SEC to reflect the new Station
Place
address at 100 F. Street, NE, Washington, DC 20549.

Index to Financial Statements, page F-1

49. The unaudited interim financial statements of DMI and Rio
Bravo
referenced on the index to financial statements do not correspond to financial statements included in the document. Please revise as necessary.

50. We note you included audited historical financial statements of
Rio Bravo. We believe including financial statements of Rio Bravo of which only certain assets are to be acquired may be misleading and uninformative. Please remove the audited historical financial statements of Rio Bravo and include audited carve-out financial statements representing the assets to be acquired from Rio Bravo. For guidance on allocating general and administrative expenses, please refer Staff Accounting Bulletin Topic 1.B.

51. Pursuant to Rule 3-01 of Regulation S-X, please provide an audited balance sheet of DMI as of a date within 135 days of the date of filing the registration statement.

Introduction to Unaudited Pro Forma Combined Financial Statements, page F-2

52. We note you included historical financial statements of Rio Bravo and adjusted for those that will not be acquired by Digital Music Group, Inc. in the pro forma adjustment column. Adjustments reflected in the pro forma adjustment column should only give effect to events that are directly attributable to each specific transaction, factually supportable and expected to have a continuing impact. Please replace the historical financial statements of Rio Bravo with the carve-out financial statements of assets to be acquired and adjust your pro forma adjustment column accordingly.

53. It appears amortization of the acquired music rights and related tax effects should be included as a pro forma adjustment. Because the amortization of the rights will be an estimate, include in your description of the adjustment the assumptions used to determine the fair value of the rights acquired as well as the assumptions used to determine the period over which to amortize the rights. Please revise as necessary.

54. We note your pro forma adjustment representing the estimated additional paid in capital as a result of the merger and the acquisition of certain assets. Please disclose how you determined the adjustment amount including assumptions used in your calculation.

Unaudited Pro Forma Combined Balance Sheet, page F-3

55. Please tell us what the $19,000 recorded in DMG`s historical column represents. Please tell us why this amount is not reflected in the Unaudited Pro Forma Combined Statement of Operations on page
F-4.

Notes to the Financial Statements, page F-18

56. We note you entered into restricted stock purchase agreements with your senior executives. Please tell us and disclose how you accounted for the sale of the restricted stock including how you measured the fair value. It appears you may recognize compensation expense in connection with the sale. If material, the anticipated increase in compensation expense should be discussed in your management`s discussion and analysis of financial condition and results of operations, such that the indicative value of your reported results is made clear.

Notes to the Financial Statements, page F-23

57. We note you issued subordinated convertible notes payable. With regards to the embedded conversion feature, please tell us what consideration you have given to FASB Statement No. 133 Accounting for
Derivative Instruments and Hedging Activities, as amended, and EITF
00-19 Accounting for Derivative Financial Instruments Indexed to, and
Potentially Settled in, a Company`s Own Stock. In addition, please provide and include as an exhibit, the agreement(s) associated with the issuance of subordinated convertible notes payable.





Notes to the Financial Statements, page F-24

58. We note you used the Black Scholes option pricing model to determine the fair value of options granted to your employees.
Please
disclose and tell us the exercise price and current price of underlying stock used as assumptions in your model.

Notes to the Financial Statements, page F-38

59. On page four of the document under the second risk factor, we note that online music stores typically report revenue numbers to you within 30 days following the end of the month or quarter. Please disclose this lag time in your revenue recognition policy and describe the mechanism you have in place to ensure accurate and timely recording of the revenue numbers. Please also disclose if any estimation and accruals are involved.

Notes to the Financial Statements, page F-44

60. We note you entered into restricted stock purchase agreements with the founders of the Company and consultants. Please tell us and disclose how you accounted for the sale of the restricted stock including how you measured the fair value.

Rio Bravo Entertainment, LLC, page F-47

61. We note Rio Bravo has digital music licenses and related royalty obligations. Please tell us why the digital music licenses are not presented in the balance sheets. In addition, please include an accounting policy disclosure on how you account for your royalty obligations in the notes to the financial statements.

Exhibit 5.1
62. Please provide a signed copy of the legal opinion in your next amendment.













Closing Comments

	Please amend the above filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yong Choi at (202) 551-3758, or April Sifford at (202) 551-3684, if you have any questions regarding comments on the financial statements and related matters. Please direct all questions relating to the above comments to Susan Min, at (202) 551-
3727, or in his absence, to the undersigned, at (202) 551-3685. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,


							Tangela Richter
							Branch Chief


      cc:  S. Min

            via facsimile
      Philip Kushner, Esq.


Mitchell Koulouris
Digital Music Group, Inc.
October 28, 2005
Page 1